Exhibit 99.1

Press Release	January 16, 2015

CNOVA to Announce Q4 and FY 2014 Financial Results on January 28, 2015

Plans to List on Euronext Paris

AMSTERDAM, January 16, 2015 — Cnova N.V. (NASDAQ: CNV), one of the largest global eCommerce companies, will release financial results for its fourth quarter and fiscal year ended December 31, 2014 after market close on Wednesday, January 28th, 2015. Cnova will host a conference call and webcast on Thursday, January 29th at 10:00 a.m. Eastern Time.  Further details will be made available in advance on the Company’s website www.cnova.com. An archive will be available at this website for at least three months thereafter.

Cnova also announced today that it has filed a draft prospectus with the Netherlands Authority for the Financial Markets (the “AFM”) in relation to a proposed secondary listing of its ordinary shares on the regulated market (marché réglementé) of Euronext Paris.  Cnova will not issue or offer any new equity capital in conjunction with the proposed listing.

The proposed listing is subject to, among other things, the requisite regulatory approvals of the AFM and Euronext Paris. If approved by the AFM, the prospectus will be published on Cnova’s website (www.cnova.com/investor-relations.aspx).

Cnova’s ordinary shares will remain listed on Nasdaq and will continue to be subject to all the applicable rules and regulations of the Nasdaq Global Select Market and the U.S. Securities and Exchange Commission. Cnova will provide further updates to the market as appropriate.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the prospectus filed with the U.S. Securities and Exchange Commission on November 21, 2014 and other documents filed with the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

About Cnova N.V.

Cnova N.V. is one of the largest global eCommerce companies, operating Cdiscount sites in France, Brazil, Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon and Belgium and the sites Extra.com.br, Pontofrio.com and Casasbahia.com.br. in Brazil. Cnova N.V. offers its more than 13 million active customers access to a wide assortment of more than 12 million product offerings through a combination of attractive pricing and highly differentiated delivery and payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

Cnova Investor Relations Contact:

investor@cnova.com

Tel: +33 1 53 70 55 90